UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-38049

Azul S.A.

NYSE American LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Edifício Jatobá, 8th Floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil

+55 (11) 4831 2880

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

American Depositary Shares, each ADS representing two (2) common shares, no par value

Common shares, no par value

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Azul S.A. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

July 16, 2026	By	/s/ John Peter Rodgerson	Chief Executive Officer and Director
Date		Name	Title

1	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

The voluntary delisting of American Depositary Shares, each representing two common shares, no par value, of Azul S.A. (the “ADSs”) and common shares, no par value, of Azul S.A. (the “common shares”) from NYSE American LLC is a result of the listing of the ADSs and the common shares on New York Stock Exchange LLC, which was effective on July 9, 2026. The first day of trading of the ADSs on New York Stock Exchange LLC under the symbol “AZUL” was July 9, 2026.